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                                                                       EXHIBIT 9


              [AMERICAN BANKERS INSURANCE GROUP, INC. LETTERHEAD]
                                                                  R. KIRK LANDON
                                                           CHAIRMAN OF THE BOARD

                                                                February 6, 1998

Dear Common Stockholder:

     On January 27, 1998, Cendant Corporation launched an unsolicited $58 per share tender offer for 51% of the common stock of American Bankers Insurance Group, Inc. As you know, we had previously announced a planned merger with a subsidiary of American International Group, Inc. in which each share of American Bankers common stock would be converted into cash and/or AIG common stock with a value equal to $47.

     Your Board of Directors has determined at this time that it is unable to take a position with respect to the tender offer by Cendant and is making no recommendation with respect to the Cendant offer. The reasons for this decision are set forth in Item 4 of the enclosed Schedule 14D-9. This decision is based upon the fact that the Board of Directors has been unable to assess several aspects of the Cendant tender offer.

     The combination of the AIG merger agreement and the Cendant tender offer makes for a complex situation. We will keep you advised of future developments and we thank you for your continued support.

                                          Very truly yours,

                                          [/s/ R. Kirk Landon]

                                          R. Kirk Landon,
                                          Chairman of the Board

                         [LETTERHEAD MEMBER COMPANIES]